Consent of Independent Registered Public Accounting Firm

Henry Schein, Inc.

Melville, New York

We hereby consent to the incorporation by reference in the Registration Statements on Form S8 (Nos. 333-212994, 333-192788, 333-171400, 333-164360, 333-111914, 333-91778, 333-35144, 333-39893, 333-33193, and 333-05453) of Henry Schein, Inc. of our reports dated February 20, 2019, relating to the consolidated financial statements and the effectiveness of Henry Schein, Inc.’s internal control over financial reporting, which appear in this Form 10-K.

/s/ BDO USA, LLP

New York, NY

February 20, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

R-220 (6/14)